As filed with the Securities and Exchange Commission on April 22, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Final Amendment)

Clarion Partners Real Estate Income Fund Inc.

(Name of Subject Company (issuer))

Clarion Partners Real Estate Income Fund Inc.

(Name of Filing Person (offeror))

Class S Shares of Common Stock $.001 Par Value Per Share

(Title of Class of Securities)

180567109

(CUSIP Number of Class of Securities)

Class T Shares of Common Stock $.001 Par Value Per Share

(Title of Class of Securities)

180567208

(CUSIP Number of Class of Securities

Class D Shares of Common Stock $.001 Par Value Per Share

(Title of Class of Securities)

180567307

(CUSIP Number of Class of Securities

Class I Shares of Common Stock $.001 Par Value Per Share

(Title of Class of Securities)

180567406

(CUSIP Number of Class of Securities

GEORGE P. HOYT, ESQ.

SECRETARY

CLARION PARTNERS REAL ESTATE INCOME FUND INC.

100 FIRST STAMFORD PLACE, 6TH FLOOR

STAMFORD, CONNECTICUT 06902

(203) 703-7026

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

David W. Blass, Esq.

Benjamin C. Wells, Esq.

Simpson Thacher & Bartlett LLP

900 G Street, NW

Washington D.C 20001

(202) 636-5500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on March 16, 2022 by Clarion Partners Real Estate Income Fund Inc., a Maryland corporation (the “Fund”) in connection with an offer by the Fund (the “Offer”) to purchase for cash outstanding shares of the Fund’s Common Stock, par value $0.001 per share (the “Shares”), representing up to 5.0% of the Fund’s aggregate net asset value, upon the terms and subject to the conditions contained in the Offer to Purchase dated March 16, 2022 (the “Offer to Purchase”) and the related Repurchase Request Form. As described in the offer, the Fund reserved the right to purchase outstanding Shares representing up to 2% of the Fund’s aggregate net asset value without amending or extending the offer.

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	The Offer expired at 4:00 p.m., New York City time, on April 14, 2022.

2.	14,142.176 Class T Shares, 1,336.493 Class D Shares and 8,288.266 Class I Shares of the Fund were validly tendered and not withdrawn prior to the expiration of the Offer.

3.	The Shares were repurchased at a price of $12.28, $12.28, and $12.30 per Share for Class T, Class D and Class I Shares, respectively, as of 4:00 p.m., New York City time, on April 14, 2022.

Except as specifically provided herein, the information contained in the Statement, as amended, and the Repurchase Request Form remains unchanged and this Amendment does not modify any of the information previously reported on the Statement, as amended, or the Repurchase Request Form.

ITEM 12. EXHIBITS

EXHIBIT NO.	DESCRIPTION

(a)(5)(i)	Press release issued on April 19, 2022

(i)	Calculation of Filing Fee Tables

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CLARION PARTNERS REAL ESTATE INCOME FUND INC.

By:	/s/ Jane E. Trust
Name:	Jane E. Trust
Title:	Chairman, President and Chief Executive Officer

Dated: April 22, 2022

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

(a)(1)(i)	Offer to Purchase, dated March 16, 2022*

(a)(1)(ii)	Form of Repurchase Request Form*

(a)(1)(iii)	Letter to Stockholders*

(a)(5)(i)	Press release issued on April 19, 2022 (filed herewith)

(b)(1)	Revolving Credit Agreement with Bank of America, N.A. (incorporated by reference to Exhibit (b)(1) to the Schedule TO filed on December 13, 2021).

(d)	None.

(e)	None.

(g)	None.

(h)	None.

(i)	Calculation of Filing Fee Tables (filed herewith)

*	Previously filed with Schedule TO-I on March 16, 2022.

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